EXHIBIT 99.1

FirstService Reports Third Quarter 2022 Results

Revenue Growth Remains Strong and Broad-Based

Operating highlights:

	Three months ended			Nine months ended
	September 30			September 30
	2022	2021		2022	2021

Revenues (millions)	$960.5	$849.4		$2,725.7	$2,392.1
Adjusted EBITDA (millions) (note 1)	95.5	94.2		249.2	243.8
Adjusted EPS (note 2)	1.17	1.50	(1)	3.02	3.36	(1)

GAAP Operating Earnings	62.7	61.5		151.6	156.8
GAAP EPS	0.77	1.03	(1)	1.86	2.35	(1)

(1) Includes a $0.21 after-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment.

TORONTO, Oct. 26, 2022 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its third quarter ended September 30, 2022. All amounts are in US dollars.

Consolidated revenues for the third quarter were $960.5 million, a 13% increase relative to the same quarter in the prior year, including 8% organic growth. Adjusted EBITDA (note 1) increased 1% to $95.5 million, and Adjusted EPS (note 2) was $1.17, compared to $1.50 in the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $62.7 million, up from $61.5 million in the prior year period. The GAAP diluted earnings per share was $0.77 in the quarter, compared to $1.03 for the same quarter a year ago.

For the nine months ended September 30, 2022, consolidated revenues were $2.73 billion, a 14% increase relative to the comparable prior year period, Adjusted EBITDA was $249.2 million, up 2%, and Adjusted EPS was $3.02, compared to $3.36 in the prior year period. FirstService’s GAAP Operating Earnings were $151.6 million in the current year period, versus $156.8 million in the prior year. The GAAP diluted earnings per share for the nine months year-to-date was $1.86, compared to $2.35 in the prior year period.

“We delivered yet another quarter of strong double-digit top-line growth, with equal contributions from both of our divisions,” said Scott Patterson, Chief Executive Officer of FirstService. “This broad-based top-line strength has been a consistent driver of our performance during 2022 and we see this momentum continuing as we close out the year,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.5 billion in annual revenues and has approximately 25,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $478.6 million for the third quarter, up 13% compared to the prior year quarter, including organic growth of 8%. New contract wins and increased labour-based services with existing clients drove the strong revenue performance, particularly in our Sun Belt and Mid-Atlantic markets. Adjusted EBITDA for the quarter was $49.6 million, versus $45.1 million in the prior year period. GAAP Operating Earnings were $41.7 million, versus $38.0 million for the third quarter of last year. Operating margins in the division were modestly lower compared to the prior year quarter, due to the higher growth of labour-driven services relative to higher margin ancillaries.

FirstService Brands revenues during the third quarter grew to $481.9 million, up 13% relative to the prior year period. Organic growth was 7%, with the balance from recent tuck-under acquisitions. Revenue growth continued to be exceptionally strong across our home service brands and at Century Fire Protection. Revenues at our restoration operations were relatively in line with the third quarter of 2021, with that prior year quarter benefiting from larger loss claims tied to the significant Hurricane Ida and the Texas Freeze events. Adjusted EBITDA for the third quarter was $48.8 million, versus $53.0 million in the prior year period. GAAP Operating Earnings were $28.2 million, versus $31.1 million in the prior year quarter. Our restoration brands contributed to the margin decline as a result of milder weather-related claims activity combined with ongoing growth investments during the current quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.0 million in the third quarter, relative to $3.9 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $7.1 million, relative to $7.5 million in the prior year period. The year-over-year cost decrease was primarily driven by lower compensation expense.

Conference Call
FirstService will be holding a conference call on Wednesday, October 26, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BIfb2219ba36ad4fa3b8d54fa47742fdd4 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/no64uxht . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2021 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2022	2021	2022	2021

Net earnings	$41,341	$52,872	$100,668	$120,735
Income tax	13,830	17,321	34,168	39,321
Other expense (income), net	779	(12,539)	566	(15,295)
Interest expense, net	6,759	3,873	16,166	12,031
Operating earnings	62,709	61,527	151,568	156,792
Depreciation and amortization	26,901	23,977	79,723	70,876
Acquisition-related items	1,774	5,152	3,921	4,946
Stock-based compensation expense	4,117	3,540	13,973	11,230
Adjusted EBITDA	$95,501	$94,196	$249,185	$243,844

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2022	2021	2022	2021

Net earnings	$41,341	$52,872	$100,668	$120,735
Non-controlling interest share of earnings	(2,904)	(1,564)	(5,919)	(6,927)
Acquisition-related items	1,774	5,152	3,921	4,946
Amortization of intangible assets	12,202	10,567	35,066	30,987
Stock-based compensation expense	4,117	3,540	13,973	11,230
Income tax on adjustments	(4,243)	(3,668)	(12,750)	(10,977)
Non-controlling interest on adjustments	(280)	(404)	(714)	(756)
Adjusted net earnings	$52,007	$66,495	$134,245	$149,238

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2022	2021	2022	2021

Diluted net earnings per share	$0.77	$1.03	$1.86	$2.35
Non-controlling interest redemption increment	0.10	0.13	0.27	0.22
Acquisition-related items	0.04	0.11	0.09	0.11
Amortization of intangible assets, net of tax	0.19	0.17	0.57	0.50
Stock-based compensation expense, net of tax	0.07	0.06	0.23	0.18
Adjusted earnings per share	$1.17	$1.50	$3.02	$3.36

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021

Revenues	$960,455	$849,431	$2,725,734	$2,392,127

Cost of revenues	661,097	579,309	1,875,406	1,624,797
Selling, general and administrative expenses	207,974	179,466	615,116	534,716
Depreciation	14,699	13,410	44,657	39,889
Amortization of intangible assets	12,202	10,567	35,066	30,987
Acquisition-related items (1)	1,774	5,152	3,921	4,946
Operating earnings	62,709	61,527	151,568	156,792
Interest expense, net	6,759	3,873	16,166	12,031
Other expense (income), net (2)	779	(12,539)	566	(15,295)
Earnings before income tax	55,171	70,193	134,836	160,056
Income tax	13,830	17,321	34,168	39,321
Net earnings	41,341	52,872	100,668	120,735
Non-controlling interest share of earnings	2,904	1,564	5,919	6,927
Non-controlling interest redemption increment	4,260	5,693	11,921	9,603
Net earnings attributable to Company	$34,177	$45,615	$82,828	$104,205

Net earnings per common share
Basic	$0.77	$1.04	$1.87	$2.38
Diluted	0.77	1.03	1.86	2.35

Adjusted earnings per share (3)	$1.17	$1.50	$3.02	$3.36

Weighted average common shares (thousands)
Basic	44,201	43,865	44,179	43,798
Diluted	44,496	44,471	44,511	44,351

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) Other income in the prior year quarter includes a $12.5 million pre-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2022	December 31, 2021

Assets
Cash and cash equivalents	$160,475	$165,665
Restricted cash	24,707	28,606
Accounts receivable	556,332	551,564
Prepaid and other current assets	302,481	218,825
Current assets	1,043,995	964,660
Other non-current assets	23,050	21,098
Fixed assets	154,891	138,066
Operating lease right-of-use assets	168,515	159,730
Goodwill and intangible assets	1,207,662	1,225,469
Total assets	$2,598,113	$2,509,023

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$366,560	$386,529
Other current liabilities	139,263	126,460
Operating lease liabilities - current	47,417	48,047
Long-term debt - current	35,660	57,436
Current liabilities	588,900	618,472
Long-term debt - non-current	681,281	595,368
Operating lease liabilities - non-current	131,790	122,337
Other liabilities	73,322	111,919
Deferred income tax	40,208	42,070
Redeemable non-controlling interests	210,823	219,135
Shareholders' equity	871,789	799,722
Total liabilities and equity	$2,598,113	$2,509,023

Supplemental balance sheet information
Total debt	$716,941	$652,804
Total debt, net of cash	556,466	487,139

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$41,341	$52,872	$100,668	$120,735
Items not affecting cash:
Depreciation and amortization	26,901	23,977	79,723	70,876
Deferred income tax	(609)	(995)	(1,813)	(2,725)
Other	4,819	(3,998)	16,295	4,000
	72,452	71,856	194,873	192,886

Changes in non-cash working capital
Accounts receivable	(22,960)	(41,135)	(1,226)	(79,821)
Payables and accruals	(4,397)	22,073	(39,847)	13,705
Other	(56,520)	(24,253)	(101,925)	8,494
Net cash provided by (used in) operating activities	(11,425)	28,541	51,875	135,264

Investing activities
Acquisition of businesses, net of cash acquired	(7,530)	(46,408)	(7,530)	(86,011)
Disposition of business, net of cash disposed	-	15,780	-	15,780
Purchases of fixed assets	(19,076)	(13,245)	(55,454)	(42,348)
Other investing activities	(2,032)	(1,836)	(16,001)	(6,112)
Net cash used in investing activities	(28,638)	(45,709)	(78,985)	(118,691)

Financing activities
Increase (decrease) in long-term debt, net	60,089	(6,922)	65,818	(24,827)
Purchases of non-controlling interests, net	(2,158)	(276)	(21,337)	(5,676)
Financing fees paid	(135)	-	(2,468)	-
Dividends paid to common shareholders	(8,949)	(7,999)	(25,930)	(23,190)
Distributions paid to non-controlling interests	(3,649)	(1,057)	(6,251)	(8,213)
Other financing activities	(2,302)	(1,345)	6,640	8,516
Net cash provided by (used in) financing activities	42,896	(17,599)	16,472	(53,390)

Effect of exchange rate changes on cash	1,180	(531)	1,549	2

Increase (decrease) in cash, cash equivalents and restricted cash	4,013	(35,298)	(9,089)	(36,815)

Cash, cash equivalents and restricted cash, beginning of period	181,169	207,421	194,271	208,938

Cash, cash equivalents and restricted cash, end of period	$185,182	$172,123	$185,182	$172,123

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2022
Revenues	$478,562	$481,893	$-	$960,455
Adjusted EBITDA	49,644	48,825	(2,968)	95,501

Operating earnings	41,658	28,178	(7,127)	62,709

2021
Revenues	$423,069	$426,362	$-	$849,431
Adjusted EBITDA	45,083	53,009	(3,896)	94,196

Operating earnings	37,998	31,074	(7,545)	61,527

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2022
Revenues	$1,330,134	$1,395,600	$-	$2,725,734
Adjusted EBITDA	130,522	128,839	(10,176)	249,185

Operating earnings	108,311	67,598	(24,341)	151,568

2021
Revenues	$1,179,770	$1,212,357	$-	$2,392,127
Adjusted EBITDA	120,984	134,587	(11,727)	243,844

Operating earnings	101,646	78,329	(23,183)	156,792

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566